Exhibit 99.3

NICE inContact CXone Receives Customer Experience Innovation Award from CUSTOMER Magazine

CXone honored for setting the standard in delivering world-class customer experiences across all channels for the second consecutive year

Salt Lake City, February 5, 2020 – NICE inContact (Nasdaq: NICE) today announced that CXone, the world’s #1 cloud customer experience platform, was named as a 2019 Customer Experience Innovation Award winner by integrated media company TMC. The 2019 Customer Experience Innovation Award, presented by TMC’s CUSTOMER magazine, recognizes best-in-class companies setting the standard in delivering exceptional customer experiences across all channels, including social and other digital channels.

According to the latest NICE inContact CX Transformation Benchmark study, delighting customers hinges on the ability to create seamless digital-first omnichannel experiences. The study found that 91% of consumers expect effortless movement between channels, yet 73% give companies a poor rating in their ability to deliver. CXone supports businesses of all sizes as they look to create exceptional experiences across channels, for customers as well as agents.

“Every organization is in the business of experience,” said Paul Jarman, NICE inContact CEO. “From delivering convenient and deeply personalized interactions for customers to effortless interfaces for agents, contact centers need to approach experience holistically and strategically. CXone, the most complete, unified and intelligent cloud contact center platform, helps businesses meet and exceed consumer expectations through the digital-first omnichannel experience they expect. This recognition from TMC is another demonstration of how contact centers can achieve positive business outcomes with CXone.”

NICE inContact CXone delivers the world’s most comprehensive digital-first omnichannel offering in the Contact Center as a Service (CCaaS) market. With digital-first omnichannel, CXone now makes it possible for organizations of all sizes across the globe to reach more customers using voice and a vast range of digital channels such as SMS text, Facebook Messenger, Twitter, or WhatsApp – all unified on the CXone cloud customer experience platform.

“Congratulations to NICE inContact for receiving a 2019 Customer Experience Innovation Award. NICE inContact CXone has been selected for setting the standard in delivering world-class customer experiences across all channels,” said Rich Tehrani, CEO, TMC. “We’re pleased to recognize this achievement and know we will continue to see great innovation from NICE inContact in 2020 and beyond.”

To learn more about NICE inContact CXone, click here: https://www.niceincontact.com/call-center-software.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.